15045604

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC 404

SEC FILE NUMBER
8-68767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALTRA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 PARK AVENUE, SUITE 1700
(No. and Street)

NEW YORK (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL DEEG (646) 632-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNTRACHT EARLY LLC
(Name – *if individual, state last, first, middle name*)

325 COLUMBIA TURNPIKE, ST 202 (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL DEEG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALTRA CAPITAL LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

2/18/15

Notary Public

JACQUELYN LEE MARTINEZ
Notary Public - State of New York
NO. 01MA6298954
Qualified in Bronx County
My Commission Expires Mar 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALTRA CAPITAL LLC

Report on Audit of Financial Statement
And Supplementary Information
December 31, 2014

Statement of Financial Condition Only

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a Public Document

BALTRA CAPITAL LLC

Contents
December 31, 2014

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Baltra Capital LLC

We have audited the accompanying financial statement of Baltra Capital LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related notes to the financial statement that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Baltra Capital LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Baltra Capital LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Untracht Early LLC

Florham Park, New Jersey
February 20, 2015

BALTRA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	35,549
Prepaid expenses and deposits		10,253
Fixed assets, at cost, less accumulated depreciation of $903		1,597
Total assets	$	47,399

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	6,620
Due to affiliates		5,698
Total liabilities		12,318
MEMBERS' EQUITY		35,081
Total liabilities and members' equity	$	47,399

The accompanying notes are an integral part of the financial statements.

Note 1. Organization and Description of Business

Baltra Capital LLC (the "Company") is a limited liability company established in Georgia on July 8, 2010 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to operate as a licensed broker-dealer on February 16, 2012.

The Company went through a direct change of ownership that was granted by FINRA on December 18, 2014. As of the end of December 2014, the Company is wholly owned by a sole member. The Company is headquartered in New York, New York. The Company serves institutional and qualified individual investors seeking investment opportunities in alternative asset classes, mainly hedge fund investments.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is accordingly exempt from the operating provisions of that rule.

Note 2. Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows U.S. Generally Accepted Accounting Principles (U.S. GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition.

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Fixed assets: Fixed assets are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Use of estimates: The preparation of the financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and is accordingly not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements. The Company is responsible for a local unincorporated business tax on income which is calculated at the statutory rate

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax penalties and interest, if any, would be accrued as incurred.

Income taxes (continued): Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions when applicable. The earliest tax year that is subject to examination under the statute of limitations is 2013 for the Company. Management has determined there are no uncertain income tax positions through December 31, 2014.

Note 3. Related-Party Transactions

The Company has entered into an Expense Sharing Agreement with Baltra Consulting LLC, an affiliated entity, to whom it pays certain general and administrative expenses. The Company has $5,698 due to affiliate at December 31, 2014 as reflected on the accompanying statement of financial condition. The amount due to affiliate is not interest bearing and has no specified due date.

Note 4. Fixed Assets

Fixed assets as of December 31, 2014 consist of:

Equipment	$ 2,500
Less: accumulated depreciation	(903)
Fixed assets, net	$ 1,597

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2014, the Company had net capital of $23,231 which was $18,231 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.53 to 1.

Note 6. Concentration of Credit Risk

The Company maintains its cash deposits in financial institutions. Balances at times may exceed federally insured limits. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

Note 7. Subsequent Events

The Company's management has evaluated the period from January 1, 2015 through February 20, 2015, which is the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. During the period, the Company received a capital contribution from its member of $25,000. No additional material subsequent events were identified during this period.

Baltra Capital LLC
200 Park Avenue Suite 1700
New York, NY 10166

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 6, 2015

Untracht Early LLC
325 Columbia Turnpike
Suite 202
Florham Park, NJ 07932

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Baltra Capital LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge and belief.

Signed: ______________________

Name: Michael Deeg

Title: CEO

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Baltra Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Baltra Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Baltra Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Baltra Capital LLC stated that Baltra Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Baltra Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baltra Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Untracht Early LLC

Florham Park, New Jersey
February 20, 2015